UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUNNYSIDE BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867475105

(CUSIP Number)

Thompson LLP
75 Broad Street, Suite 2120
New York, NY 10004

Attn: Benjamin S. Thompson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867475105	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark M. Silber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 867475105	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rhodium BA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 867475105	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OppCapital Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,924
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,924
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 867475105	13D	Page 5 of 6 Pages

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on April 20, 2021 by Mark M. Silber (“Mr. Silber”), Rhodium BA Holdings LLC, a Delaware limited liability company (“Rhodium”), and OppCapital Associates LLC, a Wyoming limited liability company (“OppCapital” and, together with Mr. Silber and Rhodium, the “Reporting Persons”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On June 16, 2021, Rhodium, Rhodium BA Merger Sub, Inc., a Maryland corporation, Mr. Silber, the Issuer and Sunnyside Federal Savings and Loan Association of Irvington, a federally-chartered savings and loan association and the wholly owned subsidiary of Sunnyside Bancorp (“Sunnyside Federal”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Rhodium will acquire the Issuer and Sunnyside Federal.

Under the terms of the Merger Agreement, Rhodium will acquire all of the Issuer’s outstanding common stock at a price of $18.75 per share in cash. The aggregate value of the transaction is expected to be approximately $14.9 million.

Consummation of the merger is subject to certain conditions, including, among others, approval of the merger by the Issuer’s stockholders, the receipt of all required regulatory approvals and expiration of applicable waiting periods, accuracy of specified representations and warranties of each party, the performance in all material respects by each party of its obligations under the Merger Agreement, and the absence of any injunctions or other legal restraints.

The Merger Agreement provides certain termination rights for both Rhodium and the Issuer, and further provides that upon termination of the Merger Agreement under certain circumstances, The Issuer will be obligated to pay Rhodium a termination fee of $615,000. The Merger Agreement further provides that upon termination of the Merger Agreement under certain circumstances, either Rhodium or Mr. Silber will be obligated to pay the Issuer a termination fee of $850,000. Those funds were placed in escrow at the time of the execution of the Merger Agreement.

 The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Current Report on Form 8-K filed with the SEC by the Issuer on June 16, 2021 and the Merger Agreement, which is incorporated by reference as Exhibit 99.1 to this Amendment No. 1, both of which are incorporated herein by reference in their entirety.

The Reporting Persons intend to continue to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the acquisition of the Issuer and other matters, including the Issuer’s business, operations, governance, management, strategy, capitalization and Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Common Stock owned by each of the Reporting Persons. The percentage set forth in row 13 on each cover page is based on 793,500 outstanding Shares as of May 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2021.

(b) See Items 7-10 of the cover pages to this Schedule 13D, which are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Common Stock. Mr. Silber is the 100% owner of Rhodium. Rhodium is the 100% owner of OppCapital. Mr. Silber has the sole ultimate power to direct the disposition or voting of any of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

 The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

99.1Agreement and Plan of Merger, dated as of June 16, 2021, by and among Rhodium BA Holdings, LLC, Rhodium BA Merger Sub, Inc., Mark Silber, Sunnyside Bancorp, Inc. and Sunnyside Federal Savings and Loan Association of Irvington (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on June 16, 2021).

CUSIP No. 867475105	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPPCAPITAL ASSOCIATES LLC

/s/ Benjamin S. Thompson Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber*

Managing Member of its Sole Member (Mark M. Silber) Title

June 16, 2021 Date
RHODIUM BA HOLDINGS LLC
/s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber* Managing Member
Title
June 16, 2021
Date MARK M. SILBER /s/ Benjamin S. Thompson
Benjamin S. Thompson, Attorney-in-Fact for Mark M. Silber* June 16, 2021

* Signed pursuant to the Power of Attorney attached as Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons on April 20, 2021.